EXHIBIT 99.1

Himax Technologies, Inc. Pre-announces Preliminary Unaudited Second Quarter 2020 Financial Results

Revenues, Gross Margin and EPS all Exceed Guidance

TAINAN, Taiwan, July 06, 2020 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today pre-announced preliminary unaudited key financial results for the three months ended June 30th, 2020. The second quarter revenues, gross margin and EPS all exceeded the guidance issued on May 7th, 2020.

  Revenues were $187.0 million, an increase of 1.3% sequentially versus the guidance of a slight decrease of within 5.0% sequentially.

  Gross Margin was around 21.0%, exceeding the guidance of between 20.2% to 20.6%.

  IFRS earnings per diluted ADS were expected to be around 0.8 cents, exceeding the guidance of a loss of 0.5 to 1.5 cents per diluted ADS.

  Non-IFRS earnings per diluted ADS were expected to be around 1.0 cents, exceeding the guidance of a loss of 0.3 to 1.3 cents per diluted ADS.

The Company will provide its second quarter 2020 full financial report and third quarter guidance at the next conference call with investors and analysts in August. The exact date will be announced soon.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,926 patents granted and 553 patents pending approval worldwide as of June 30th, 2020. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2019 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22326
Fax: +886-2-2314-0877
Email: karen_tiao@himax.com.tw
www.himax.com.tw